FORM 4                U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Jerry Kenline
     5535 Waterford Circle
     Shorewood, MN 55331

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     November, 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director
     [ ] Officer (give title)
     [X] 10% Owner
     [ ] Other (specify)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security         Common   Common   Common   Common   Common   Common   Common   Common
                             Stock    Stock    Stock    Stock    Stock    Stock    Stock    Stock

2. Transaction Date
   (Month/Day/Year           11/4/99  11/5/99  11/8/99  11/9/99  11/15/99 11/16/99 11/16/99 11/30/99

3. Transaction Code          P        P        P        P        P        P        P        P

4. Securities Acquired (A)
   or  Disposed of (D)

          Amount             500      1000     6000     8500     1500     1730     770      2500
          (A) or (D)         A        A        A        A        A        A        A        A
          Price              $2.375   $2.50    $2.25    $2.25    $2.75    $2.3125  $2.625   $2.375



5. Amount of Securities
   Beneficially Owned at
   End of Month                       77,500   65,000

6. Ownership Form: Direct
   (D) or Indirect (I)                D        I

7. Nature of Indirect
   Beneficial Ownership                        Spouse



TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                             Debenture
                                                            (Right to Convert)

2. Conversion or Exercise Price of
   Derivative Security                                      $2.00

3. Transaction Date (Month/Date/Year)

4. Transaction Code                                         J*

5. Number of Derivative Securities                          75,000 A
   Acquired (A)or Disposed of (D)

6. Date Exercisable                                         Immediately
   Expiration Date (Month/Date/Year)                        7/1/06

7. Title of Underlying Securities                           Common Stock
   Amount of Underlying Securities                          75,000

8. Price of Derivative Security                             $2.00

9. Number of Derivative Securities
   Beneficially Owned at End of Month                       75,000

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                               D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:


*Convertible subordinated debentures



Signature of Reporting Person:

/s/ Jerry Kenline    12/10/99